June 20, 2019

VIA FEDERAL EXPRESS AND E-MAIL

Mr. Ronald Alper

Ms. Brigitte Lippman

Office of Beverages, Apparel and Mining

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re: Trxade Group, Inc.: Response to telephonic conversation of June 18, 2019 regarding Amendment #1 to Registration Statement on Form S-1
Filed June 14, 2019 (SEC File Number 333-231246)

Mr. Alper and Ms. Lippman:

We write on behalf of our client, Trxade Group, Inc., a Delaware corporation (the “Company”), in connection with the above-referenced matter. The Company requested us, as its legal counsel, to respond to your June 18, 2019 telephonic conversation with the United States Securities and Exchange Commission (the “Commission”). Based on our discussion with the Commission and the current business status, the Company has concurrently filed herewith Amendment No. 2 to its Registration Statement on Form S-1 (the “Amendment”).

Mr. Ronald Alper

Ms. Brigitte Lippman

Division of Corporate Finance

United States Securities and Exchange Commission

June 20, 2019

Per telephonic conversation June 18, 2019

General

1. We note that you plan to incorporate by reference information pursuant to General Instruction VII of Form S-1. However, it appears that the company is a penny stock issuer as defined in Rule 3a51-1 of the Exchange Act and, therefore, is not eligible to use incorporation by reference. Please revise or advise.

The Company modified its disclosure. Please see the registration statement filed concurrently herewith as the Amendment.

Should the Commission or the Staff declare the filing effective, the Company respectfully requests acceleration of the effective date of its pending registration. In connection with this request, the Company hereby acknowledges the following in a separate certification signed by the Company’s President, Mr. Suren Ajjarapu (attached):

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact us directly with any questions or comments. Thank you in advance for your assistance.

Very Truly Yours,

Blair Krueger, Esq.

cc:	Trxade Group, Inc.
Mr. Suren Ajjarapu
Mr. Howard Doss
Mr. Steven Lee, Esq.

Enclosure

Blair Krueger, Esq.

Krueger LLP

Securities and Exchange Commission

Response Letter

Dated June 20, 2019

CERTIFICATION SIGNED

In connection with this letter, the Company hereby acknowledges the following:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Suren Ajjarapu	Chairman of the Board, Chief Executive Officer and Secretary	June 20, 2019
Suren Ajjarapu	(Principal Executive Officer)

/s/ Howard A. Doss	Chief Financial Officer (Principal Financial and Accounting Officer)	June 20, 2019
Howard A. Doss